STATEMENT OF BENEFICIAL OWNERSHIP

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*

                         THE NEW WORLD POWER CORPORATION
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    649290301
                                 (CUSIP number)

                                  JOHN D. KUHNS
                               558 Lime Rock Road
                          Lime Rock, Connecticut 06039
                                 (860) 435-7000
      (Name, address and telephone number of person authorized to receive notices and communications)

                              December 31, 2002 **
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _ .

      Check the following box if a fee is being paid with the statement _ . A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

      NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**    This filing is a voluntary disclosure.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     JOHN D. KUHNS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLCABLE
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                     4,813,301
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,598,103
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,813,301
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 649290301                     13D                    Page 3 of 8 Pages
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      This Amendment No. 17 to Schedule 13D (the "Amendment") amends amendment
No. 16 (Amendment No. 16) the Schedule 13D filed with respect to an event on January 11, 2002; as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on September 1, 1990; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on February 15, 1992; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on July 7, 1992; Amendment
No. 4 ("Amendment No. 4") filed with respect to an event on September 10, 1992; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on May 28, 1993; Amendment No. 6 ("Amendment No. 6")filed with respect to an event on November 15,1995; Amendment No. 7 ("Amendment No. 7") filed with respect to an event on March 13,1996; Amendment No. 8 ("Amendment No. 8") filed with respect to an event on November 26, 1996; Amendment No. 9 ("Amendment No. 9") filed with respect to an event on June 19, 1999; Amendment No. 10 ("Amendment No. 10")filed with respect to an event on November 4, 1999; Amendment No. 11 ("Amendment No. 11") filed with respect to an event on December 15, 1999; Amendment No. 12 ("Amendment No. 12") filed with respect to an event on January 12, 2000; Amendment No. 13 ("Amendment No. 13") filed with respect to an event on February 7, 2000; Amendment No. 14 ("Amendment No. 14") filed with respect to an event on March 8, 2000; Amendment No. 15 ("Amendment No. 15") filed with respect to an event on September 11, 2000 (collectively, the "Statement"). Pursuant to Rule
101 of Regulation S-T, this Amendment No. 17 amends and restates the Statement to read in its entirety as follows:

Item 1. Security And Issuer.

      This statement relates to the shares ("Shares") of common stock, $.01 par value ("Common Stock"), of The New World Power Corporation ("Issuer"). The principal executive offices of the Issuer are located at 558 Lime Rock Road, Lime Rock, Connecticut 06039. Such shares take into account the Issuer's one-for-five reverse stock split which went into effect on November 4, 1996.

Item 2. Identity And Background-

      (a) Name: John D. Kuhns (the "Reporting Person").

      (b) The principal business address of the Reporting Person is 558 Lime Rock Road, Lime Rock, Connecticut 06039.

      (c) The present principal occupation of the Reporting Person is President of Kuhns Brothers, Inc. located at 558 Lime Rock Road, Lime Rock, Connecticut 06039, the principal business of which is investment services.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on June 6, 1995, the SEC issued an order against him to cease and desist from omitting or causing any violation of Section 13(d) or 16(a) of the Exchange Act, and Rules 13d-1, 13d-2,16a-2 and

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CUSIP No. 649290301                     13D                    Page 4 of 8 Pages
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16a-3 thereunder. Mr. Kuhns consented to the entry of the order without admitting or denying the allegations therein.

      (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and amount of Funds.

      (a) 165,133 shares of common stock, of which Mr. Kuhns has sole dispositive power over 135,764 shares, are owned or controlled by the Reporting Person and were initially acquired at a price of $1.20, per share, post split. The funds for the purchase of these shares of common stock were acquired from the Reporting Person's personal funds.

      (b) The funds for the purchase of 95,000 shares of common stock purchased after November 1, 1999 and before November 4, 1999 were purchased at an average price of $0.529 with funds from the Strategic Electric Power Fund, LLC, of which Mr. Kuhns is the manager of the Member Manager. After November 4, 1999 an incremental 54,000 shares of common stock were purchased on behalf of the Strategic Electric Power Fund by Mr. Kuhns at an average price of $0.575. Between December 12, 1999 and December 31, an incremental 197,500 shares of common stock were purchased on behalf of the Strategic Electric Power Fund by Mr. Kuhns at an average price of $ 0.576 per share. On January 26, 2000 for settlement on January 31, 2000, an incremental 5,000 shares of common stock were purchased on behalf of the Strategic Electric Power Fund at a price of $0.60. On February 7, 2000 in a private negotiated transaction, the Strategic Electric Power Fund or its designees agreed, subject to delivery of duly endorsed freely transferable shares, to purchase an incremental 301,763 shares of common stock at $0.57 each, effective at a closing to take place on May 1, 2000. In this transaction, the Strategic Electric Power Fund also received the right to vote an incremental 80,000 shares of stock underlying certain management stock options held by the selling party until May 1, 2000. This transaction closed in May 2000, with New World Partners, LLC, a designee and affiliate organized to purchase certain shares of New World Common Stock purchasing 175,763 of the shares, and the balance of 126,000 purchased by third parties who entered into proxy arrangements with Kuhns Brothers with respect to their shares. On February 2, 2000, the Strategic Electric Power Fund committed to purchase 636,364 shares of common stock at $0.55 each, subject to certain registration rights, at a closing that took place on February 8, 2000. In this transaction, Kuhns Brothers, Inc., an affiliate of Mr. Kuhns and the Strategic Electric Power Fund, received a warrant to purchase 28,000 shares of common stock at an exercise price of $0.605 for 5 years. On February 9, 2000 in negotiated transactions, the Strategic Electric Power Fund agreed to purchase an incremental 50,000 shares and 110,600 shares of common stock at $0.60 and $0.57, respectively. On February 23, 2000 the Strategic Electric Power Fund purchased 10,000 shares of common stock at an average price of $0.80 each. On March 8, 2000, Strategic Electric Power Fund and its designees agreed to lend the Company $700,000 in exchange for receiving the Company's 8% Convertible Subordinated Notes with Warrants attached (the "Note"). The Note was payable in installments of $200,000 due March 15, $50,000 due upon the sale of certain Company assets, and the balance on December 31, 2000. The Note is convertible at $0.68 into 1,029,412 shares of the Company's Common Stock, at the option of the holder. The holder of the Note also is entitled to a warrant to purchase 102,239 shares of the Company's common stock. With respect to the balance of the principal amount of the Note outstanding after March 15, the holder is entitled to a warrant to purchase 10% of the common shares that would be received if the Note was converted, or

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CUSIP No. 649290301                     13D                    Page 5 of 8 Pages
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102,339 shares. With respect to the balance of the principal amount of the Note outstanding after May 15, the holder is entitled to a warrant to purchase 20% of the common shares that would be received if the Note was converted, or 194,847 shares. In this transaction, Kuhns Brothers, Inc., an affiliate of Mr.Kuhns and the Strategic Electric Power Fund, received a warrant to purchase 42,000 shares of common stock at an exercise price of $0.627 for 5 years. On March 14, 2000 in a private negotiated transaction, the Strategic Electric Power Fund, on behalf of itself and its designees, agreed to purchase an incremental 250,000 shares of common stock from certain of the Company's investors for a consideration, including cash and the retirement of notes, of effectively $.80 per share, subject to closing conditions typical in transactions of this type. This transaction closed on September 11, 2000, with New World Partners, LLC purchasing 60,433 of the shares for $.782 per share, and the Strategic Electric Power Fund buying the balance of 141,027 shares at the same price. On September 12, 2000, the Strategic Electric Power Fund purchased 7,500 shares of common stock at $1.01 per share in open market transactions. On December 28, 2001, the Strategic Electric Power Fund purchased 10,000 shares of common stock at $1.11 per share in open market transactions. On December 28, 2001, the Electric Power Fund I, LLC, of which Mr. Kuhns is the manager of the Member Manager, purchased 10,000 shares of common stock at $1.11 per share in open market transactions. On December 31, 2001, the Electric Power Fund I purchased 1,500 shares of common stock at $1.32 per share and 3,500 shares of common stock at $1.33 per share in open market transactions. On December 31, 2001, the California Power Fund, LLC, of which Mr. Kuhns is the manager of the Member Manager, purchased 500 shares of common stock at $1.30 per share in open market transactions. On December 31, 2002, Strategic Electric Power Fund converted $450,297 principal amount of promissory note into 950,594 shares of the common stock at $.50 per share. On December 31, 2002, Kuhns Brothers, Inc. accepted 1,409,022 shares in lieu of $704,911 of accrued compensation due to it under a written agreement with the Company. The assumed price was $.50 per share.

(c) On March 17, 2003, the reporting person agreed to exchange $30,000 of indebtedness of the issuer to him for 60,000 shares of common stock, a price of $.50 per share. On March 17, 2003, the time of the exchange, the closing price for the issuer's common stock was $.10 per share.

Item 4. Purpose of Transaction

      Mr. Kuhns previously made a proposal to the Issuer to acquire 100% of its Common Stock for $1.00 per share in cash, and also requested of the Issuer's Corporate Secretary that a Special Meeting of the Stockholders be convened, and that at the next regularly scheduled Annual Meeting of Shareholders, a Shareholder Proposal be placed on the agenda requiring an affirmative vote of a majority of the Issuer's common stockholders prior to the issuance of any new securities by the Issuer.

      Mr. Kuhn's proposals were turned down by the Issuer.

      As Manager of New Power Associates, LLC, the Member-Manager of the Strategic Electric Power Fund, LLC, a private investment fund, Mr. Kuhns has directed the purchase of a total of 1,292,846 shares of Common Stock.

      In connection with its purchase of 636,364 new shares of common stock, the Strategic Electric Power Fund received the right to name one member of the Issuer's board of directors as long as it or any of its affiliates continued to own more than 5% of the common stock of the Issuer. Strategic nominated Mr.

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CUSIP No. 649290301                     13D                    Page 6 of 8 Pages
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Kuhns to serve as its designated director, he accepted, the board of directors of the Issuer nominated him for a directorship at its scheduled shareholder meeting on May 17, 2000, and he was elected by the shareholders.

      Mr. Kuhns is not planning to make any additional proposals to the issuer at this time. However, Mr. Kuhns and his aforementioned affiliates reserve the right to consider or propose plans and proposals which relate to or would result in one or more of the following (although he reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, either by Mr. Kuhns or investment funds that he controls: (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) a material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest In Securities Of The Issuer.

      Mr. Kuhns is the beneficial owner of 225,133 shares of the Issuer's Common Stock (representing 2.8% of the currently issued and outstanding Common Stock), including 29,369 shares owned by third parties for which he holds voting power pursuant to irrevocable proxies and certain rights of first refusal, purchase options and come-along-rights. Of these 225,133 shares, Mr. Kuhns has the sole voting and dispositive power over 195,764 shares and sole voting power, but no dispositive power, over an additional 29,369 shares.

      Except as set forth herein, during the last 60 days Mr. Kuhns has not personally acquired or disposed of any shares.

      Mr. Kuhns is the Manager of New Power Associates, LLC, and the Member-Manager of the Strategic Electric Power Fund, LLC, the Electric Power Fund I, LLC, and the California Power Fund, LLC, which are private investment funds organized on behalf of their members to make investments in the electric power sector. As such, Mr. Kuhns may be considered to have a controlling interest in the affairs of New Power Associates, LLC, the Strategic Electric Power Fund, LLC, the Electric Power Fund I, LLC, and the California Power Fund, LLC. Mr. Kuhns has previously directed the Strategic Electric Power Fund to purchase 1,441,375 shares of the Issuer's Common Stock in addition to the 950,594 shares reported hereunder.

      Mr. Kuhns has directed the Strategic Electric Power Fund to make the following incremental purchases of the Issuer's Common Stock:

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CUSIP No. 649290301                     13D                    Page 7 of 8 Pages
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Trade Date     Settlement Date          Number of Shares        Price per Share
12/28/01           1/3/02                   10,000                   1.11
                                TOTAL:      10,000          AVERAGE: 1.11

      Mr. Kuhns is not the beneficial owner of the abovementioned 1,441,375 shares of the Issuer's Common Stock which are owned by the Strategic Electric Power Fund. However, Mr. Kuhns has sole voting and dispositive power over these shares.

      Mr. Kuhns has directed the Electric Power Fund I to make the following incremental purchases of the Issuer's Common Stock:

Trade Date     Settlement Date          Number of Shares        Price per Share
12/28/01           1/3/02                   10,000                   1.11
12/31/01           1/4/02                    1,500                   1.32
12/31/01           1/4/02                    3,500                   1.33
                                TOTAL:      15,000          AVERAGE: 1.18

     Mr. Kuhns has directed the California Power Fund to make the following incremental purchases of the Issuer's Common Stock:

Trade Date     Settlement Date          Number of Shares        Price per Share
12/31/01         1/4/02                      500                     1.30
                                TOTAL:       500         AVERAGE:    1.30


      Mr Kuhns is also the President of Kuhns Brothers, Inc. which has acquired 1,409,022 shares as reported herein. Kuhns Brothers, Inc. and its affiliates are the Manager of New World Partners, LLC, a private investment fund and affiliate/designee organized on behalf of its members to make investments in or receive voting proxies with respect to the Common Stock of the Issuer. As such, Mr. Kuhns may be considered to have a controlling interest in the affairs of Kuhns Brothers Inc. and New World Partners, LLC. Mr. Kuhns has previously directed New World Partners, LLC to purchase 175,763 shares of the Company's Common Stock.

      Mr. Kuhns has directed New World Partners, LLC to make the following incremental purchases of the Issuer's Common Stock:

Trade Date     Settlement Date          Number of Shares        Price per Share
9/11/00           9/14/00                   60,433                   .782
                                TOTAL:      60,443          AVERAGE: .782

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.

      There is no contract between Mr. Kuhns or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

      Because of the relationship between Mr. Kuhns, the Strategic Electric Power Fund, LLC, New World Partners, LLC, the Electric Power Fund I, LLC, the California Power Fund, LLC, shares owned by Mr. Kuhns, the Strategic Electric

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CUSIP No. 649290301                     13D                    Page 8 of 8 Pages
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Power Fund, New World Partners, LLC, the Electric Power Fund I, LLC, and the
California Power Fund, LLC may be deemed to be under the control of Mr. Kuhns.

Item 7. Exhibits.

      NONE

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2003

                                                  By: /s/ John D. Kuhns
                                                  ------------------------
                                                        John D. Kuhns